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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69350

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lighthouse Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 East Colorado Blvd, Suite 310
                                            (No. and Street)

Pasadena	California	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joshua Ungerecht   (626) 564-1031
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson, CPA
                (Name – if individual, state last, first, middle name)

18401 Burbank Blvd. #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

FEB 1 8 2020

RECEIVED

SEC
Mail Processing
Section

FEB 1 8 2020

Washington DC
415

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





LIGHTHOUSE CAPITAL GROUP LLC

Table of Contents

OATH OR AFFIRMATION

I, ___Warren Thomas_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Lighthouse Capital Group LLC_____, as of ___December 31_____, 20 _19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ *See attached* _____

_____

_____
_____
Signature

Managing Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me on this _4th_ day of _February_, 20 _20_, by _Warren Thomas_,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

OLGA ABIGAIL BAGHDASARIAN
Notary Public - California
Los Angeles County
Commission # 2272049
My Comm. Expires Dec 20, 2022

(Seal)

Signature _Olga Abigail Bag_

BRIAN W. ANSON

Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Lighthouse Capital Group, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Lighthouse Capital Group, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Lighthouse Capital Group, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lighthouse Capital Group, LLC's management. My responsibility is to express an opinion on Lighthouse Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Lighthouse Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Lighthouse Capital Group, LLC's financial statements. The Supplemental Information is the responsibility of the Lighthouse Capital Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Lighthouse Capital Group, LLC's auditor since 2014.
Tarzana, California
February 5, 2020

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	175,435
Commissions Receivable		946,724
Due From Related Parties		5,710
Other Assets		21,593
Total Assets		1,149,462

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions Payable	$	613,136
Income Taxes Payable		12,590
Due To Related Parties		11,635
Accrued Expenses		2,500
Total Liabilities		639,861

MEMBERS' EQUITY:

Members' Equity	509,601
Total Members' Equity	509,601
Total Liabilities and Members' Equity	$ 1,149,462

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Income
For the year ended December 31, 2019

REVENUES:

Commission Income	$ 14,445,529
Mutual Funds Commission Income	13,004
Other Income	18,395
Total income	14,476,928

EXPENSES:

Commissions/Referrals Paid	8,466,225
Consulting Expenses	4,335,000
Regulatory and Compliance Expenses	32,116
Payroll expenses	61,158
Professional Fees	31,656
Rent expense	49,051
Insurance expense	25,625
Other Expenses	15,978
Total expenses	13,016,809

INCOME BEFORE INCOME TAXES	1,460,119

INCOME TAX PROVISION

Income tax expense	12,590
NET INCOME	$ 1,447,529

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2019

	Total Members' Equity
Beginning Balance January 1, 2019	$ 663,745
Capital Distributions	(1,601,673)
Net Income	1,447,529
Ending Balance December 31, 2019	$ 509,601

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 1,447,529

Adustments to reconcile net income to net cash provided by operating activities:

(Increase in) Decrease in:	
Commissions Receivable	419,620
Due From Related Parties	-
Other Assets	3,191
Increase in (Decrease in):	
Due To Related Parties	7,268
Commissions Payable	(186,744)
Income Taxes Payable	-
Total Adjustments	243,335
Net Cash Provided by Operating Activities	1,690,864

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital Distributions	(1,601,673)
Net cash used in financing activities	(1,601,673)
Increase In Cash	89,191
Cash - Beginning of Period	86,244
Cash - End of Period	$ 175,435

Supplemental disclosure of cash flow information

Cash paid during the year for:

Income taxes	$ 12,590
Interest	-0-

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC
Notes to Financial Statements
For the year ended December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Lighthouse Capital Group LLC, (the "Company"), was formed in April, 2013, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017 and 2018.

The management has reviewed the results of operations for the period of time from its year ended December 31, 2019 through February 5, 2020 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2019.

ASC606-REVENUE RECOGNITION POLICY

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

LIGHTHOUSE CAPITAL GROUP LLC
Notes to Financial Statements
For the year ended December 31, 2019

Note 2: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee of $11,790 and a minimum franchise tax of $800. At December 31, 2019, the Company was subject to the limited liability company income tax or $ 12,590.

Note 3: RELATED PARTY TRANSACTIONS

Lighthouse Capital Group, LLC is fully owned by Lighthouse Capital Holdings, LLC. At December 31, 2019 the Company was owned $5,710 from related parties. Throughout the year, Lighthouse Capital Group, LLC shares certain expenses with JRW Investments and ExchangeRight Real Estate. During 2019, this amount totaled $136,339 of which $124,704 was paid at December 31, 2019. The balance of $11,635 has been paid by the date of the audit, February 5, 2020.

Note 4: COMMITMENTS AND CONTINGENCIES

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The company is not subjected to this requirement inasmuch as it has an expense sharing agreement with an affiliate.

Lighthouse Capital Group's portion of the expense sharing agreement with JRW Investments that was rent expense totaled $19,400 for the year ended December 31, 2019. The remainder of the $49,051 total rent expense for the year of $29,552 was paid to an affiliate.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness or $42,657. The Company's actual net capital of $148,710 was $106,051 in excess of its required net capital of $42,657. The Company's ratio of aggregate indebtedness $639,861 to net capital was 4.3 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

LIGHTHOUSE CAPITAL GROUP LLC

Schedule I
Statement of Net Capital
For the year ended December 31, 2019

	FOCUS 12/31/19	Audit 12/31/19	Change
Members' Equity, December 31, 2019	$ 509,601	$ 509,601	$ -
Subtract - Non allowable assets:			
Accounts Receivable	333,588	333,588	-
Other Assets	27,303	27,303	-
Tentative Net Capital	148,710	148,710	-
Haircuts	0	0	-
Net Capital	148,710	148,710	-
Minimum Net Capital	42,659	42,659	-
Excess Net Capital	$ 106,051	$ 106,051	-
Aggregate Indebtedness	639,861	639,861	-
Ratio of Aggregate Indebtedness to Net Capital	4.30	4.30	

There were no differences between the Audit and FOCUS at December 31, 2019.

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation
According to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to possession and control
Requirements under the (k)(2)(i) exemptive provision.

The accompanying notes are an integral part of these financial statements.

Assertions Regarding Exemption Provisions

We, as members of management of Lighthouse Capital Group LLC (the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2019 through December 31, 2019.

Lighthouse Capital Group LLC

By:

_____

Warren Thomas, Principal

_____February 5, 2020_____

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Lighthouse Capital Group LLC
Pasadena, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Lighthouse Capital Group LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lighthouse Capital Group LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Lighthouse Capital Group LLC, stated that Lighthouse Capital Group LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Lighthouse Capital Group LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lighthouse Capital Group LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 5, 2020